Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013 (1)	2012 (1)
	(in millions)
Net Income (loss)	$245	$(912)	$323	$64	$137
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	89	1,927	(2)	(58)	8
Income taxes expense (benefit)	162	(539)	188	371	246
Capitalized interest	(2)	(2)	(1)	(1)	(2)
	494	474	508	376	389

Fixed charges, as defined:

Interest	122	137	141	154	179
Capitalized interest	2	2	1	1	2
Interest component of rentals charged to operating expense	3	3	3	6	9
Total fixed charges	127	142	145	161	190

Earnings, as defined	$621	$616	$653	$537	$579

Ratio of earnings to fixed charges	4.89	4.34	4.50	3.34	3.05

(1)	Excluded from the computation of fixed charges for both the years ended December 31, 2013 and 2012 is interest income of $3 million, which is included in income tax expense.